Contact

www.linkedin.com/in/galen-brunelle-06104360 (LinkedIn)

Top Skills

Networking
Customer Service
Leadership

Languages

English (Native or Bilingual)
Sign Languages (Limited Working)

Galen Brunelle

Sunday Golf Official
San Diego, California, United States

Summary

Passionate Entrepreneur with a wealth of experience in sales and kicking ass.

Fore Golf

Fore Winning

Fore Retail

Fore International Expansion

Fore Ops & Logistics

Fore the rest of us

Fore Everyone

Experience

Sunday Golf
Director of Sales and Operations
January 2020 - Present (3 years 5 months)
San Diego, California, United States

Brunelle Holdings LLC,
Co-Founder Brunelle Holdings LLC,
July 2013 - Present (9 years 11 months)
San Diego, California, United States

Serial Entrepreneur

Bizooku
Chief Innovation Officer
January 2016 - April 2020 (4 years 4 months)
Federal Way

We exist to be the change we would like to see in the world. Through technology we are inspiring and developing leadership while building impactful products to serve the globe with innovative ideas and people.

Who are We?
Bizooku helps you grow your business by leveraging the most powerful communication tool on the planet, your mobile phone.

What does Bizooku Do?
Bizooku puts businesses in control by providing them with a Smart Mobile App Builder, enabling them to create their own custom app centralized around their business.

What's a Smart App?
An app that instantly Transforms itself (Design, Content and How it Functions) based on the user's time and location. Your business isn't static. Neither should your app be.

Our Smart Mobile App Builder puts you in control and enables you to:
- Easily Create beautiful apps
- Make changes instantly or schedule them in the future
- Create unlimited designs with unique content and functionality
- Instantly activate designs based on a user's time and location
- Engage with your users using push notifications

Brunelle Holdings
Co-Founder
July 2013 - July 2013 (1 month)

HDR
Project Engineer
January 2008 - July 2013 (5 years 7 months)

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Education

Washington State University
Bachelor of Science (BS) · (2007 - 2011)